Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-233337 and 333-234218) on Form S-3 and in registration statements (No. 333-205105 and 333-224986) on Form S-8 of our reports dated February 23, 2022, with respect to the related consolidated financial statements and financial statement schedule IV – Mortgage Loans on Real Estate of MFA Financial, Inc, and the effectiveness of internal control over financial reporting.

As discussed in Note 3 to the financial statements, the Company has changed its method of accounting for the recognition and measurement of credit losses as of January 1, 2020 due to the adoption of ASC Topic 326, Financial Instruments - Credit Losses.

/s/ KPMG LLP

New York, New York
February 23, 2022